SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 May 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

13 May 2013

LLOYDS BANKING GROUP ANNOUNCES BOARD CHANGE

The Board of Lloyds Banking Group announces that its Chairman since September 2009, Sir Winfried Bischoff, will be retiring no later than the shareholders meeting in May 2014.  The exact date will be subject to the appointment of his successor.

Commencing immediately Anthony Watson, Senior Independent Director, will lead the search for the Chairman's successor.

Sir Win said:

"Lloyds Banking Group has, over the past four years, made significant progress in its goal to become a strong, efficient, UK-focused retail and commercial bank."

"Whilst clearly some challenges remain, the performance of the Group is well on track. Indeed, in many areas, it is ahead of plan. This gives me every confidence in the future success of the Group and it is therefore a good time to start the search for my successor."

For further information:

Matthew Young
Group Corporate Affairs Director
Telephone: 020 7356 2231
E-mail: matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
Telephone: 0208 936 5655
E-mail: ed.petter@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 13 May 2013